UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2015
____________________

Lombard Medical, Inc.
(Exact Name of Registrant as Specified in Its Charter)
____________________

N/A
(Translation of Registrant’s Name into English)
____________________

Cayman Islands	3841	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

4 Trident Park
Didcot
Oxfordshire OX11 7HJ
United Kingdom
+44 (0)1235 750800
(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal
Executive Offices)
____________________

Lombard Medical, Inc.
15420 Laguna Canyon Road
Suite 260
Irvine, CA 92618

(Name, Address, Including Area Code, of Agent for Service)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ x]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Lombard Medical, Inc. dated April 28, 2015, announcing that it has entered into a $26 million secured term loan facility with Oxford Finance LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc. (Registrant)
Date: April 28, 2015	/s/ WILLIAM J. KULLBACK William J. Kullback Chief Financial Officer